


GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

June 1, 2006

PRESS RELEASE

GGL ANNOUNCES INCREASE AND AMENDMENT OF FLOW-THROUGH PRIVATE PLACEMENT TO NOW RAISE UP TO C$2 MILLION

Vancouver, British Columbia — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** announces that the private placement of Flow-Through Shares at $0.25 per share announced on May 25, 2006 has been increased to now raise up to $2,000,000 and has been amended to a unit financing.

The Company will now sell up to 8,000,000 units at $0.25 per unit, each unit consisting of one Flow-Through common share and one-half of a non Flow-Through common share purchase warrant. One whole warrant will entitle the holder to purchase one non Flow-Through common share for a term of two years from the closing date at $0.35 per share in the first year and $0.45 per share in the second year. A finder's fee is payable with respect to a portion of the private placement.

The subscription proceeds from the financing will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds incurred as Canadian explorations expense will be renounced to the investors. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that



GGL DIAMOND CORP.

are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

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